[Chapman and Cutler LLP Letterhead]

February 7, 2025

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning,

This letter responds to your comments, provided by telephone on January 6, 2025, regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on February 6, 2024 (the “Registration Statement”). The Registration Statement relates to the Innovator Equity Premium Income – Daily PutWrite ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The staff of the Commission (the “Staff”) notes that the “Principal Investment Strategies” section currently states, “The Fund seeks to provide current income through monthly distributions generated primarily from premiums received from the implementation of the Options Strategy.” Please enhance this disclosure to clarify that the Fund may implement the Options Strategy from both the indirect levered exposure via the equity-linked notes (“ELNs”) and the directly by writing put options.

Response to Comment 1

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 2 – General

The Staff requests all references to the “potential for capital appreciation” be removed, as agreed up on by the Fund in prior correspondence with the Commission.

Response to Comment 2

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 3 – Principal Investment Strategies

To the extent that the Fund has included risk disclosure in the Item 4 summary section, please note that the Fund is still required to provide Item 4 principal strategy disclosure. Accordingly, please confirm that the Fund includes an Item 4 risk summary attendant risk disclosure as required by Item 4(b)(1)(i) or revise the disclosure accordingly. See also, Item 9(c) of Form N-1A.

Response to Comment 3

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 4 – Principal Investment Strategies

The Staff notes the disclosure discusses the Fund’s use of money market funds for purposes of its principal investment strategies, while other times it does not. The Principal Investment Strategies section currently provides the below. Please revise for clarity and consistency.

“As further described below, the Fund seeks to achieve its investment objective by implementing an investment strategy that invests: (i) a portion of its assets in select equity securities that comprise a broad U.S. large capitalization equity index; (ii) in financial instruments that provide leveraged exposure to the investment performance of a daily “put-write” options portfolio (the “Options Strategy”); and (iii) in U.S. Treasury bills (“U.S. T-Bills”) and/or money market funds.”

Response to Comment 4

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 5 – Solactive GBS United States 500 Index

Please discuss, in an appropriate location, any affiliation the Index Provider has with the Fund, the Adviser or the Sub-Adviser.

Response to Comment 5

There is no affiliation between the Index Provider and any of the Fund, the Adviser or the Sub-Adviser.

Comment 6 – Solactive GBS United States 500 Index

In an appropriate location in the prospectus, please disclose that the Solactive GBS United States 500 Index (the “Index”) excludes dividends, which may be a significant source of positive performance for the Index. Please explain the ramifications of this in plain English, as the Fund seeks to provide the potential for “capital appreciation by replicating the returns of this Index.” Additionally, please disclose why the Index is appropriate given that the Fund’s investments provide dividends while this Index excludes dividends, and its returns are lower than a total return index.

Response to Comment 6

The Fund respectfully declines the Staff’s comment. The Solactive GBS United States 500 Index does not exclude dividends. The Solactive index is calculated on a price return, net total return, and gross total return basis. Further, the methodology provides “[a]ny dividends or other distributions are reinvested across the entire basket of [Index components] by means of a divisor at the opening of the effective date (the so-called ex-date) of the payment of such dividend or other distribution.” The Fund will report performance of a broad-based index in accordance with the requirements for Form N-1A.

Comment 7 – Solactive GBS United States 500 Index

With respect to the response letter dated June 21, 2024, please confirm your response to Comment 53 (i.e., that the Fund will still use the S&P 500® Index as its broad-based securities market index).

Response to Comment 7

The Fund confirms it will use the S&P 500® Index as its broad-based securities market index.

Comment 8 – Principal Investment Strategies

Within the “Current Income” subsection, please add the relevant percentage as the Fund does in the prior paragraph for the equity securities component of the “Capital Appreciation” sleeve.

Response to Comment 8

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 9 – Principal Investment Strategies

Please describe the defined term, SPX, in greater detail. The Staff would not object to the additional disclosure being added to Item 9. Please add the same disclosure for the S&P 500® Index as was added for the Solactive GBS United States 500 Index in this section. Additionally, please supplementally confirm to the Staff that the index provider for SPX is not affiliated with the Fund, the Adviser, nor the Sub-Adviser.

Response to Comment 9

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. The Fund also confirms that the index provider for SPX is not affiliated with the Fund, the Adviser or the Sub-Adviser.

Comment 10 – Principal Investment Strategies

Concerning the Fund’s ELNs, please enhance, in plain English, the disclosure regarding the ELNs’ credit quality rating. The Staff notes the “Restricted Securities Risk” provides “[t]he ELNs will not be given a credit rating, and the Fund will be reliant on the Adviser and Sub-Adviser to evaluate the creditworthiness of the underlying security.” Please add corresponding disclosure to the Item 4 strategy summary. Additionally, please explain what the intended credit rating will be. For example, does the Fund intend to invest in ELNs that, if rated, would be the equivalent of junk bonds? If so, state as much and add attendant risks to the “Equity-Linked Notes Risk.”

Response to Comment 10

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. The Fund does not intend to invest in ELNs that, if rated, would be the equivalent of junk bonds.

Comment 11 – Principal Investment Strategies

Are there any other characteristics that apply in the Adviser and Sub-Adviser’s evaluation of ELNs? Please include a discussion on the maturities of the ELNs.

Response to Comment 11

The Fund believes that the prospectus, as revised and reflected in Exhibit A, discloses the material characteristics of the ELNs that are proposed to be invested in by the Fund.

Comment 12 – Principal Investment Strategies

The Staff notes the prospectus provides “[t]he Fund implements the Options Strategy through investments in equity-linked notes (“ELNs”) that provides leveraged exposure to the Options Strategy or through a combination of ELNs and put options sold by the Fund directly.” Please revise this sentence for clarity in plain English. Additionally, please confirm whether the first reference in this sentence to the “Options Strategy” accurate? Please consider updating the first reference to the Goldman Sachs Enhanced Daily Put Writing Index.

Response to Comment 12

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 13 – Principal Investment Strategies

Please disclose the differences in the investment strategy if the Fund were to implement the Options Strategy solely through ELNs versus a “combination of ELNs and put options sold by the Fund directly.” For example, would the type of ELNs differ if the Fund uses one strategy or the other?

Response to Comment 13

The Fund confirms that the Fund will obtain investment exposure to the same single-day, 5 delta, out-of-the-money put option contracts by either writing the put option contracts directly or through investments in ELNs. The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 14 – Principal Investment Strategies

In plain English, please revise the disclosure in the Principal Investment Strategies to better clarify how the Fund will use option contracts directly to achieve its investment objective. Further please revise to distinguish the indirect leveraged options component the Fund will experience via the ELN imbedded in the Goldman Sachs Enhanced Daily Put Writing Index versus the Fund’s direct investment in options. In those revisions, please make clear that the Fund’s direct options writing strategy does not include leverage, if that is accurate.

Response to Comment 14

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 15 – Principal Investment Strategies

If the Fund has an allocation policy between a direct options writing strategy versus the ELN investments, please disclose such policy along with attendant risks.

Response to Comment 15

The Fund does not have a stated or static allocation policy between writing option contracts directly and/or investing in ELNs to get its exposure to Daily Put Options. That notwithstanding, the prospectus has been revised to clarify how the Fund will obtain such exposure, as reflected in Exhibit A.

Comment 16 – Principal Investment Strategies

Within the “Current Income” subparagraph, please make the leveraged disclosure more prominent.

Response to Comment 16

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 17 – Principal Investment Strategies

The Staff asks the Fund please add disclosure regarding money market funds within the “Current Income” subparagraph. The Staff notes that the text above this subparagraph discusses a money market component in the Fund’s principal strategies, but this subparagraph does not discuss money market funds. Please rectify and harmonize.

Response to Comment 17

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 18 – Principal Investment Strategies

Please disclose whether the income generated from the ELNs can vary, and if so, under what circumstances.

Response to Comment 18

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 19 – Principal Investment Strategies

Regarding the “Innovator Equity Premium Income – Daily PutWrite ETF – Fund Holdings” chart, please revise the last column titled “Investment Function” to make clear that these are sought-after goals. As currently written, it gives the impression that these goals are guaranteed.

Response to Comment 19

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 20 – Principal Investment Strategies

As discussed with the Staff, please note that the reference to 30–35% should be revised to 25% in the “Innovator Equity Premium Income – Daily PutWrite ETF – Fund Holdings” chart. Please revise any related disclosure accordingly.

Response to Comment 20

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 21 – Principal Investment Strategies

With respect to the “Investment Details” column in the “Innovator Equity Premium Income – Daily PutWrite ETF – Fund Holdings” chart, would it be more accurate to state that the Fund will have exposure as opposed to the Fund seeks exposure? Please revise accordingly.

Response to Comment 21

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 22 – Principal Investment Strategies

The Staff asks the Fund to harmonize the text within the “Options Strategy” subsection to specify the “one or more financial instruments” as the Staff believes the current disclosure creates ambiguity.

Response to Comment 22

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 23 – Principal Investment Strategies

The Staff requests the Fund revise the disclosure within the Options Strategy subsection to clarify the features of the options the Fund will write directly versus those of the imbedded options component of the ELN, including the risks attendant thereto.

Response to Comment 23

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 24 – Principal Risks

The Staff notes the disclosure in Item 4 risk section refers to FLEX Options, yet the rest of the disclosure is silent regarding such options. Please rectify and harmonize. The Staff notes the earlier comments issued were to clarify the types of options the Fund will use for its principal strategies.

Response to Comment 24

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 25 – General

Please confirm the Fund, the Adviser, nor the Sub-Adviser, is not an affiliate of the Index owner or any of the index’s third-party data providers, to the extent there are any such providers.

Response to Comment 25

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 26 – General

Please disclose how investors may access publicly available information about the Goldman Sachs Enhanced Daily Put-Writing Index and the index provider’s applicable index methodology.

Response to Comment 26

The Fund will disclose where such information is available when published and will provide the Staff with the methodology under separate cover. The prospectus has been revised accordingly, as reflected in Exhibit A.

Comment 27 – Principal Investment Strategies

Please disclose the component’s selection criteria for the Goldman Sachs Enhanced Daily Put-Writing Index. Additionally, please explain how index components are included and excluded.

Response to Comment 27

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 28 – Principal Investment Strategies

Regarding the Goldman Sachs Enhanced Daily Put-Writing Index, please disclose the rebalancing and reconstitution process, including the frequency and explaining how and when the Index changes. Please disclose the number of index components.

Response to Comment 28

The Goldman Sachs Enhanced Daily Put-Writing Index differs from more traditional equity indices. It rebalances/reconstitutes daily with a new sold 5 delta put option contract that references SPX. It does not have additional components. These characteristics are disclosed in the Fund’s prospectus, as reflected in Exhibit A.

Comment 29 – General

Regarding the Goldman Sachs Enhanced Daily Put-Writing Index, please either confirm supplementally that Goldman Sachs performs all of these functions, or if not, disclose how the process operates. For example, is this data pulled from other indices. If so, please disclose them and what functions they perform. Disclose any affiliation between any other such entity and the Fund, the Adviser and/or the Sub-Adviser.

Response to Comment 29

The Fund confirms that index rebalancing, reconstitution and rebalancing functions are performed by the index provider to the Goldman Sachs Enhanced Daily Put-Writing Index. The Fund confirms no affiliation between the index provider and the Fund, Adviser or Sub-Adviser.

Comment 30 – General

Please provide the Staff with a copy of the Goldman Sach Index’s white paper.

Response to Comment 30

The Fund will supplementally provide to the Staff the white paper for the Goldman Sachs Enhanced Daily Put-Writing Index

Comment 31 – Principal Investment Strategies

If accurate, please replace “tracking the performance of the Put-Write Index” with “by seeking to pay a return that is 3.75x the Put-Write Index” in the first sentence of the “ELNs” paragraph.

Response to Comment 31

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 32 – Principal Investment Strategies

The Staff notes that this is an actively-managed fund. Accordingly, please briefly enhance the disclosure in the “Equity Portfolio” paragraph to explain that the Adviser and/or Sub-Adviser have discretion to select investments and implement the Fund’s investment strategies. Please confirm that the attendant risks about this actively managed component are included in the Item 4 risk summary or revise accordingly.

Response to Comment 32

The prospectus has been revised in accordance with the Staff’s comment to highlight that the Fund is an actively managed fund and therefore the Adviser and Sub-Adviser have investment discretion, as reflected in Exhibit A. The requested disclosure has been added to the “Investment Portfolio” section.

Comment 33 – Principal Risks

Please enhance the “Equity-Linked Notes Risk” to discuss tax risks unique to ELNs. For example, interest earned from ELNs is generally taxed as ordinary income and additional tax is added by the equity derivative component (short-term capital gains tax versus long-term capital gains tax based on the life of the ELN).

Response to Comment 33

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 34 – Principal Risks

The Staff requests that the Fund, to the extent accurate, replace references to tracking the performance of the Put-Write Index with references to leveraged exposure of the ELN to the Put-Write Index in the “Equity-Linked Notes Risk.”

Response to Comment 34

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 35 – General

With respect to comment response 15 from the December 4, 2024 comment letter, the Staff notes that the Fund did not respond to the part of the comment regarding specific counterparties other than generic banks. Please identify in the disclosure the specific three counterparties referred to in the Fund’s response to comment 15 or explain why the Fund has not done so. Please also clarify if the counterparties are affiliates of the Fund, the Adviser or the Sub-Adviser. The Staff also notes the Fund’s response to comment 15 states that the Fund will “anticipate[] having continuous exposure to three or more ETN counterparties,” please update this information and explain why this sentence is expressed in terms of anticipation.

Response to Comment 35

The Fund respectfully declines to name the specific counterparties for the Fund’s ELNs. ELNs are issued by a group of the largest commercial banks in the world and the Fund expects that the market for the ELNs that may be invested by the Fund to include many of these issuers. The Fund will not have a specific, identified ELN counterparty in which the Fund will invest at all times and, as such, it does not believe its investment in any specific counterparty should be identified in its prospectus. Further, the Fund will not use any affiliates of the Fund, Adviser or Sub-Adviser as an ELN counterparty, and if that were to change in the future, the Fund would comply with the necessary provisions of the 1940 Act in doing so and add disclosure highlighting such affiliation. Finally, the references contained in the prospectus contemplating the Fund’s anticipation of exposure to three or more ETN counterparties reflects the actively managed nature of the Fund’s portfolio, and the Fund may invest in a number of ELNs as it deems necessary or advisable so long as such ELNs are consistent with the strategies outlined in the prospectus. The Fund notes that its investment exposure to ELNs is substantially similar to the JPMorgan Equity Premium Income ETF.

Comment 36 – Principal Risks

The Staff notes that the “Put-Write Risk” currently provides “[w]ith respect to the Fund’s assets invested in the ELNs, the Fund can potentially lose its entire investment in the ELN if the value of SPX drops significantly below the strike price prior to the expiration date of the option contract utilized by the ELN.” Please confirm whether the last reference to the ELNs should be replaced with the “Put-Write Index?”

Response to Comment 36

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 37 – Principal Risks

Please confirm why the reference to ELNs was deleted from the “Credit Risk” risk factor. Please revise to explain the risk with respect to the Fund’s specific investments.

Response to Comment 37

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 38 – Principal Risks

The Staff notes the Fund’s “Restricted Securities Risk,” and requests that the Fund add correlating Item 4 summary strategy section disclosure relating to these restricted securities.

Response to Comment 38

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 39 – Principal Risks

The Staff notes the Fund’s “Restricted Securities Risk” currently states “[t]he ELNs will not be given a credit rating, and the Fund will be reliant on the Adviser and Sub-Adviser to evaluate the creditworthiness of the underlying security.” The Staff notes this risk is applicable to ELNs. Please relocate this sentence to the “Equity-Linked Notes Risks” paragraph.

Response to Comment 39

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 40 – Principal Risks

The Staff notes the Fund’s “Restricted Securities Risk” currently provides “[t]hat notwithstanding, the ELNs in which the Fund will invest are redeemable and callable by the issuer.” Please enhance the callability feature disclosure to explain the risks associated therewith such that a reasonable shareholder understands. Later disclosure in the prospectus states “within 90 days.” Please discuss in the risk section as applicable.

Response to Comment 40

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 41 – Principal Risks

The Staff notes that the Fund’s “Income Risk” does not contemplate the Fund’s use of T-Bills and money market funds. Please revise. The Staff notes that the specific risk paragraph for these instruments do not address income risk.

Response to Comment 4341

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 42 – Principal Risks

Pursuant to the Staff’s initial comments, it appears that the only type of Treasury securities in which the Fund invests principally are T-Bills. Please revise the heading of the “U.S. Treasury Security Risk” and section for accuracy, as currently the text is potentially misleading (i.e., it suggests the Fund will invest beyond T-Bills). Revise from this generalized text.

Response to Comment 42

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 43 – Additional Information about the Fund’s Principal Investment Strategies

The Staff notes the “Options Strategy” paragraph of the above-referenced section currently provides “[t]he ELNs in which the Fund will invest entitles the Fund to monthly payments that represent the premiums generated by the short put options positions within the ELN.” Please confirm this sentence is referencing that short put options will be in the Put-Write Index. Additionally, please confirm that ELNs will not be held in the Put-Write Index and revise this sentence.

Response to Comment 43

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
February 7, 2025

Prospectus

Innovator Equity Premium Income – Daily PutWrite ETF

(_____— ____)

_________, ____

Innovator Equity Premium Income – Daily PutWrite ETF (the “Fund”) is a series of Innovator ETFs® Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares (“Shares”) on _________ (“_____” or the “Exchange”). Market prices may differ to some degree from the net asset value of Shares. Unlike mutual funds, the Fund issues and redeems Shares at net asset value only in large blocks of Shares called “Creation Units.” The Fund is a series of the Trust and is an actively managed exchange-traded fund organized as a separate series of a registered management investment company.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

ii

Innovator Equity Premium Income – Daily PutWrite ETF

Investment Objective

The Fund seeks to provide current income while providing capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%

(1)       “Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund is an actively-managed exchange-traded fund (“ETF”) that, under normal market circumstances, seeks to provide current income while maintaining capital appreciation. The Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities and financial instruments that give economic exposure to equity securities through a daily put-write options strategy. The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”).

As further described below, the Fund seeks to achieve its investment objective by implementing an investment strategy that invests: (i) a portion of its assets in select equity securities that comprise a broad U.S. large capitalization equity index; (ii) in financial instruments that provide leveraged exposure to the investment performance of a daily “put-write” options portfolio (the “Options Strategy”); and (iii) in U.S. Treasury bills (“U.S. T-Bills”) and/or money market funds. The Fund’s portfolio is designed to produce the following investment profile:

•	Investment Growth Potential:

o	Capital Appreciation. The Fund invests approximately 50% of its net assets in the equity securities of certain companies that are components of the Solactive GBS United States 500 Index (the “U.S. Equity Index”), a broad U.S. large-capitalization equity index (the “Equity Portfolio”). Through the Equity Portfolio, the Fund seeks to provide capital appreciation by experiencing the performance of the U.S. Equity Index to the extent of the Fund’s investment. See “Investment Portfolio—Equity Portfolio” below for additional information.

o	Current Income. The Fund seeks to provide current income through monthly distributions generated primarily from premiums received from the implementation of the Options Strategy. The Options Strategy generates income from investment exposure to sold single-day expiration, “5 delta” out-of-the-money put option contracts that reference the S&P 500® Price Return Index (“SPX”), a broad U.S. large-capitalization index that provides investment results substantially similar to the U.S. Equity Index (the “Daily Put Contracts”). As further described below, a “5 delta” Daily Put Contract is intended to have a 5% chance of finishing in-the-money, at which point the Fund’s investment in the Daily Put Contract will experience a loss. As described further below, the Daily Put Contracts have expiration dates of the business day that immediately follows the day the Daily Put Contract is entered into.

The Fund implements the Options Strategy by investing approximately 25% of its net assets in either (1) equity-linked notes that provide leveraged (3.75x) exposure to the Daily Put Contracts (“ELNs”) or (2) through a combination of ELNs and Daily Put Contracts sold directly by the Fund. Pursuant to the Options Strategy, the Fund will seek to hold ELNs with leveraged exposure that, together with any direct, unleveraged sales of Daily Put Contracts, will provide the Fund with exposure to Daily Put Contracts that cover approximately 100% of the Fund’s net assets. The Fund also expects to receive income generated by its investments in U.S. T-Bills, money market funds and dividends, if any, from its investments in components of the U.S. Equity Index, as detailed below. See “Investment Portfolio—Options Strategy” below for additional information.

•	Investment Loss Potential. On a daily basis, the Fund will be subject to the downside performance of the Equity Portfolio and SPX by virtue of the Options Strategy. Through the Equity Portfolio, the Fund has the potential for capital loss by experiencing the daily returns of the U.S. Equity Index to the extent of the Fund’s investment. In addition, the Fund will experience losses from the Daily Put Contracts if the value of SPX falls below the strike price either directly through any Daily Put Contracts written by the Fund, or via its investments in ELNs. As a result of the leveraged exposure of the ELNs held by the Fund, the Fund is subject, on a daily basis, to accelerated losses (specifically, approximately 3.75x the difference between the ending price of SPX and the strike price, less the premiums received) up to the principal amount of the ELNs held by the Fund. Therefore, losses experienced by the Fund through the Options Strategy may be greater than the losses incurred by SPX due to the ELNs’ usage of leverage. The Fund’s monthly income payments to investors may not be sufficient to offset any such losses on a total return basis. See “Options Strategy” below for additional information.

The Fund is classified as a “non-diversified company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Investment Portfolio

The Fund is designed to provide monthly distribution payments while providing capital appreciation. The following chart represents the Fund’s portfolio, related investment function of each component, and approximate weightings within the portfolio. The Fund is an actively managed fund, and accordingly, the Sub-Adviser, subject to the supervision of the Adviser, has discretion to select the Fund’s investments and implement the Fund’s investment strategies.

Innovator Equity Premium Income – Daily PutWrite ETF – Fund Holdings
Portfolio Investment	Approximate Weightings	Investment Details	Potential Investment Function
Options Strategy	25% of the Fund’s assets	The Fund will have exposure to Daily Put Contracts that covers 100% of the Fund’s assets through a portfolio of leveraged ELNs or a combination of leveraged ELNs and Daily Put Contracts sold directly by the Fund.	Provides the Fund with recurring monthly income. The Options Strategy generates income in the form of premiums received while subjecting the Fund to potential downside exposure from losses experienced by SPX. The ELNs provide leveraged (3.75x) exposure to sold Daily Put Contracts and, when combined with any Daily Put Contracts sold directly by the Fund, if any, provide income received for selling put options on 100% of the Fund’s net assets. See “Principal Investment Strategies–Options Strategy” and “Additional Information About the Fund’s Principal Investment Strategies” for additional information.

Innovator Equity Premium Income – Daily PutWrite ETF – Fund Holdings
Portfolio Investment	Approximate Weightings	Investment Details	Potential Investment Function
Equity Portfolio	50% of the Fund’s assets	The Fund invests in a representative sample of equity securities of companies in the U.S. Equity Index.	Provides capital appreciation by replicating the returns of the U.S. Equity Index while also providing dividend income, each to the extent of the Fund’s investment weighting. See “Principal Investment Strategies–Equity Portfolio” for additional information.
U.S. T-Bills and/or Money Market Funds	25% of the Fund’s assets	The Fund invests in: (1) U.S. T-Bills with maturities of less than one year; and/or (2) money market funds.	Provides the potential for income and serves as collateral for put option contracts sold directly by the Fund, if any. See “Principal Investment Strategies–U.S. Treasury Bills and Money Market Funds” for additional information.

Options Strategy

The Fund seeks to provide current income through monthly distributions generated primarily from premiums received from obtaining leveraged exposure to the investment performance of a daily “put-write” options portfolio. In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option contract the right to buy or sell a particular asset at a specified future date at an agreed upon price. A put option contract gives the buyer of the put option contract the right (but not the obligation) to sell, and the seller of the put option contract (the “writer”) the obligation to buy, a specified amount of an underlying security at a pre-determined price (the “strike price”). If the price of the reference asset finishes above the strike price, the option contract expires worthless and the writer of the put option contract will experience a gain equal to the premium received for selling the option contract. If the price of the reference asset finishes below the strike price, the writer of the put option contract will experience losses equal to the difference between the price of the reference asset at exercise and the strike price, offset to the extent of the premiums received for writing the option contract. The Fund will provide investment exposure to exchange-traded option contracts. Exchange-traded option contracts have standardized terms, such as the type (call or put), the reference asset, the strike price and expiration date. Exchange-traded option contracts are guaranteed for settlement by the Options Clearing Corporation (“OCC”). The Fund has exposure to option contracts that reference an index, and therefore are cash-settled “European” style option contracts. An option is considered to be “European” style when it can be exercised only at expiration (contrasted with “American” style which can be exercised at any time prior to expiration). The Options Strategy provides investment exposure to “daily” option contracts, i.e., option contracts with an expiration date of the immediately following business day.

The Fund implements the Options Strategy with investment exposure to the “Daily Put Contracts” - one-day maturity (i.e., options with an expiration date of the close of the next business day), “5 delta” put option contracts that reference SPX on a daily basis in order to provide income by virtue of premiums received. The amount of premiums generated by the Daily Put Contracts will vary based on market conditions. “Delta” is a measurement to calculate the probability that an option contract will finish in-the-money, at which point an investment in the option contract will experience a loss. The Daily Put Contracts are designed to reduce the likelihood such option contracts finish in-the-money, as a 5 delta put option contract is believed to have a 5% chance of finishing in-the-money. While the Options Strategy seeks to minimize the risk associated with the written put option contracts, the Fund’s sold Daily Put Contracts subject the Fund to risk of loss, including the risk that the Fund may lose a significant amount of its assets in a short period of time.

As further described below, the Fund seeks to obtain exposure to 100% of the Fund’s net assets through the implementation of the Options Strategy. To obtain such exposure the Fund will invest in either leveraged ELNs exclusively or in a combination of leveraged ELNs and sold Daily Put Options. The Sub-Adviser will determine whether and to what extent the Fund will use ELNs and/or put option contracts directly in implementing the Options Strategy based on factors including market conditions, pricing, and the availability of suitable counterparties, among others.

ELNs

ELNs are hybrid derivative-type instruments that are designed to combine the characteristics of one or more reference securities (e.g., a single stock, a stock index or a basket of stocks) and a related equity derivative. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and that are designed to offer a return linked to the underlying instruments within the ELN. The ELNs in which the Fund expects to invest are sold by major global financial institutions with maturities of approximately one-year. The ELNs are not traded on an exchange and rather are privately negotiated over-the-counter (“OTC”) instruments. The ELNs in which the Fund invests may be considered “restricted securities.” Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale. The ELNs in which the Fund will invest are expected to be held to maturity and are redeemable by the Fund and callable by the issuer.

The performance of ELNs tie to a security, basket of securities or an index. The ELNs in which the Fund will invest will provide leveraged exposure to an index or indices that implements the Options Strategy and the performance of a portfolio of the Daily Put Options (currently, the Goldman Sachs Enhanced Daily Put Writing Index) (the “Put-Write Index”). These ELNs provide leveraged exposure to the Daily Put Options in a single note form and seek to provide recurring monthly income. The Fund’s ELN investments will comprise up to approximately 25% of the Fund’s assets and provide leveraged exposure of approximately 3.75x returns of a Put-Write Index. The ELNs do not participate in any upside experienced by the reference asset and is only entitled to gains to the extent of premiums received for selling the option contract. With the premiums generated from selling Daily Put Options, the ELNs are expected to provide recurring cash flow to the Fund from the premiums accumulated over a given month. The ELNs, and therefore the Fund, are subjected to the risk of loss associated with price decreases of SPX below the strike price. While the Put-Write Index sells out-of-the-money 5 delta put option contracts, if the value of SPX falls below the strike price of the given put option contracts, the ELNs, and therefore the Fund, will experience loss. Further, because the ELNs utilize 3.75x leverage of the returns of the Put-Write Index, the ELN (and therefore, the Fund) would experience such losses to a greater extent (specifically, 3.75 times the difference between the ending price of SPX and the strike price, less the premiums received). Therefore, the losses incurred by the ELNs, and therefore, the Fund, may be greater than those experienced by SPX. The Fund may lose the entirety of its principal investment in the ELNs. For additional information regarding the terms of the ELNs, see “Additional Information About the Fund’s Principal Investment Strategies”.

Sold Put Contracts

To the extent the Fund does not implement the Options Strategy solely through the purchase of ELNs, the Fund may also directly track the Put-Write Index by selling Daily Put Contracts. The Fund’s direct sale of Daily Put Contracts, if any, is expected to be in amount such that the Options Strategy provides 100% notional exposure of the Fund’s assets. Notional value is the total underlying amount of a derivatives trade and measures the economic exposure of a derivatives position.

The Fund will experience losses from selling Daily Put Contracts directly if the value of SPX falls below the strike price. To the extent the Fund sells Daily Put Contracts directly, such options are considered to be uncovered, meaning the Fund does not directly own the securities underlying the option contracts. However, the Fund uses U.S. T-Bills and money market funds as collateral for these purposes and will liquidate assets as necessary to cover any losses incurred by its sold put option contracts.

For additional information regarding the option contracts utilized by the Put-Write Index, see “Additional Information About the Fund’s Principal Investment Strategies”.

Equity Portfolio

The Fund seeks to provide capital appreciation, as well as the potential for income, through the Equity Portfolio. The Fund anticipates investing approximately 50% of its assets in select equity securities of companies that are components of the U.S. Equity Index. As a result, the Fund will not experience the full extent of the investment gains or losses of the U.S. Equity Index, because only a portion of the Fund’s assets (i.e., approximately 50%) are invested in the Equity Portfolio.

The U.S Equity Index seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. The U.S. Equity Index is comprised of the common stock of the largest 500 U.S. companies ranked by total market capitalization (according to the securities’ free float market capitalization) in descending order. The U.S. Equity Index is rebalanced and reconstituted quarterly. The Fund will not invest in each component of the U.S. Equity Index. Rather, the Fund’s investment weightings of the constituents of the U.S. Equity Index in the Equity Portfolio will seek to provide returns that are substantially similar to the U.S. Equity Index. To the extent the Fund’s representative sampling approach fails to replicate the returns of the U.S. Equity Index, the level of noncorrelation with the returns of the U.S. Equity Index could increase and the Fund may further underperform the U.S. Equity Index. For additional information relating to the U.S. Equity Index, see “Additional Information About the Fund’s Principal Investment Strategies.”

The Fund may receive additional income through the Equity Portfolio to the extent any companies in which it invests pay dividends. Any dividend payments received by the Fund will be paid to investors as part of its anticipated monthly distributions.

U.S. Treasury Bills and Money Market Funds

The Fund invests approximately 25% of its assets in: (1) U.S. T-Bills with maturities of less than one-year (the Sub-Adviser generally expects to use U.S. T-Bills with one or three month maturities); and/or (2) money market funds. U.S. Treasury securities are government debt instruments issued by the United States Department of Treasury and are backed by the full faith and credit of the United States government. Money market funds is a type of fund that invests in cash, cash equivalents and short-term debt securities, and seeks to generate income while minimizing risk. It is possible for the Fund to lose money by investing in money market funds. Money market funds are subject to management fees and other expenses of those funds, and the Fund will bear proportionately the costs incurred by the money market funds’ operations in addition to the Fund’s management fee. The Fund’s investment in U.S. T-Bills and/or money market funds provides an opportunity for additional income to the Fund and serves as collateral for the Fund’s sold put option contracts, if any. The Fund’s investments in U.S. T-Bills and/or money market funds may be greater than 25% to the extent the Fund needs additional collateral for its direct selling of put option contracts.

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors. You may lose money by investing in the Fund. Each risk noted below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Equity Securities Risk. The Fund has exposure to the equity securities markets because it holds equity securities directly and indirectly through its exposure to SPX provided by the Options Strategy. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of Shares will fluctuate with changes in the value of the equity securities that the Fund holds as well as the constituents of SPX.

Equity-Linked Notes Risk. The Fund’s investments in ELNs entitles it to receive recurring monthly payments from the premiums generated by the ELN’s 3.75x leveraged exposure to the Put-Write Index. However, this strategy limits the opportunity of the ELN to profit since the Put-Write Index does not participate in any gains experienced by the SPX and subjects the ELN, and therefore the Fund, to risk of loss. The ELNs in which the Fund invests will seek to replicate the Put-Write Index, which provides exposure to out-of-the-money daily put option contracts. If SPX were to fall in value and the option contracts became in-the-money, the ELN, and therefore the Fund, would lose value. Further, the ELNs in which the Fund invests, on a daily basis, will have investment exposure to put option contracts that have a value greater than the assets invested in the ELN (specifically 3.75x). Such increased exposure may subject the Fund to losses incurred by the ELN, if any, that are greater than the losses of those experienced by SPX if the SPX declines more the strike price of the put option contracts. The ELNs subject the Fund to the risk that the Fund may lose a significant amount of its assets in a short period of time. In this regard, the ELN (and therefore the Fund) may experience greater losses than SPX if the value of SPX decreases significantly on any day. In light of the leveraged exposure to the Put-Write Index provided by the ELN, SPX need not decline to zero in order for the Fund’s principal investment in such ELN to be lost. That notwithstanding, the Fund’s exposure to losses in its investments in the ELNs is limited to its principal investment in such ELNs because the Fund can only lose the principal it invests in such ELN (i.e., the Fund will not be obligated to invest more capital to cover any losses incurred by the ELN). The ELNs will not be given a credit rating, and the Fund will be reliant on the Adviser and Sub-Adviser to evaluate the creditworthiness of the underlying security.

Investing in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly. Investments in ELNs often have risks similar to the underlying instruments, which include market risk. In addition, since ELNs are in note form, ELNs are subject to risks of debt securities, including credit risk and counterparty risk (each of which is described further below). Should the prices of the underlying instruments move in an unexpected manner, the Fund may not achieve the anticipated benefits of its investments in ELNs, and may realize losses, which could be significant and could include the Fund’s entire principal investment. Additionally, interest earned from ELNs is generally taxed as ordinary income and additional taxes are added by the equity derivative component.

The ELNs in which the Fund invests are privately negotiated over-the-counter instruments, and not traded on an exchange which subjects them to liquidity and valuation risk and may make ELNs difficult to sell and value. The ELNs may have limited or no secondary markets, which may cause liquidity issues if the Fund tries to sell such ELN. A lack of liquidity may also cause the value of the ELNs to decline. In addition, ELNs may exhibit price behavior that does not correlate with the underlying securities. If the Fund is unable to obtain a suitable counterparty, the Fund may not be able to achieve its investment objective.

The Fund’s ELN investments are subject to the risk that issuers and/or counterparties will fail to make payments when due or default completely, or may go bankrupt. The value of the Fund’s ELN investments may be adversely affected if the issuer fails to deliver on its obligation, is subject to an actual or perceived deterioration in their credit quality or files for bankruptcy. In the event an issuer files for bankruptcy, the debt holders of such issuer may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay. For additional information see “Counterparty Risk” and “Credit Risk”.

Unlike a direct investment in equity securities, ELNs typically involve a term or expiration date, potentially increasing the Fund’s turnover rate, transaction costs and tax liability.

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability to effectively implement the option contracts strategy. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. The effective use of option contracts also depends on the Fund’s ability to terminate its option contracts at times deemed desirable to do so, which cannot be assured. The Fund enters into option contracts in accordance with Rule 18f-4 under the 1940 Act (“Rule 18f-4”). Accordingly, the Fund is required to, among other things, adopt and implement a written derivatives risk management program and comply with limitations on risks relating to its derivatives transactions. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact its ability to implement its principal investment strategies.

Put-Write Risk. Put option contracts may be subject to volatile swings in price influenced by the underlying reference asset. Although the Fund receives the premiums from the put option contracts utilized by the Options Strategy, the losses experienced by the Fund if the level of SPX falls below the strike price may be greater than the gains to the Fund from the receipt of the option premiums and may be more than the losses of SPX. With respect to the Fund’s assets invested in the ELNs, the Fund can potentially lose its entire investment in the ELNs if the value of SPX drops significantly below the strike price prior to the expiration date of the option contract utilized by the Put-Write Index. Additionally, market conditions may negatively impact the amount of premiums received from selling put-write option contracts or impact the strike price of the option contracts, subjecting the Fund to more risk of loss.

Suitability Risk. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors. The Fund may only be suitable for knowledgeable investors who understand how the Fund operates. The Fund is not intended to be used and is not appropriate for investors who do not actively monitor and manage their portfolios.

Income Risk. The Fund’s income received, and therefore distributed, may vary and decline due to market conditions, among other factors. The Fund receives income from any dividends received through its investments in components of the U.S. Equity Index income received from the Options Strategy as well as the U.S. T-Bills and money market funds. If the income received from these investments decreases, the Fund will distribute less income.

Large Capitalization Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through exposure to SPX, has significant exposure to large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Upside Participation Risk. The Fund’s exposure to SPX that is provided by the Options Strategy has no upside participation. Therefore, any upside potential for the Fund will be limited to gains of the Equity Portfolio, plus any income generated through dividends and premiums. Because the Fund only invests a portion of its assets in the U.S. Equity Index directly, its upside participation in the returns of the U.S. Equity Index is limited. Further, because the Fund uses an optimized investment strategy in the implementation of the Equity Portfolio, the Fund will weight securities differently than the U.S. Equity Index, which may cause the Fund to underperform or overperform the U.S. Equity Index based on those different weightings.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the U.S. Equity Index and/or similarly situated funds. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy, including, but not limited to, the weights of the equity securities in the Equity Portfolio and the Fund’s exposure to the Options Strategy. Further, the ELNs utilized by the Fund provide leveraged exposure to the Put-Write Index. To the extent the ELNs sustain any losses, those losses may exceed those of SPX and will be realized on a daily basis with no opportunity to recapture such losses through the ELN or option contracts held by the Fund. Such factors may also cause the Fund to underperform the U.S. Equity Index and/or similarly situated funds.

Counterparty Risk. The Fund is subject to counterparty risk directly through its investment in ELNs and usage of option contracts directly. Counterparty risk is the risk an issuer, guarantor or counterparty of a security is unable or unwilling to meet its obligation on the security. In the event that the counterparty becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. If the Fund is unable to obtain a suitable counterparty or if no counterparties are available to the Fund, the Fund may not be able to achieve its objective.

Credit Risk. Credit risk is the risk that issuer or other obligated party (associated with the Fund’s investments in ELNs or directly written put option contracts) may be unable or unwilling to make dividend, interest and/or principal payments when due. In addition, the value of such investments may decline because of concerns about the issuer’s ability or unwillingness to make such payments.

Restricted Securities Risk. The ELNs in which the Fund invests may be considered “restricted securities.” Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale. Restricted securities include private placement securities that have not been registered under the applicable securities laws, such as Rule 144A securities, and are generally subject to strict restrictions on resale. Restricted securities may be illiquid as they generally are not listed on an exchange and may have no active trading market. That notwithstanding, the ELNs in which the Fund will invest are redeemable by the Fund (meaning the Fund may liquidate its position directly with the ELN before the stated maturity date) and callable by the issuer (meaning that the ELN may repurchase the ELN from Fund before the stated maturity date).

U.S. Treasury Bills Risk. The Fund invests in U.S. T-Bills, which are government debt instruments issued by the U.S. Department of Treasury and are backed by the full faith and credit of the United States government. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. T-Bills trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. T-Bills may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of U.S. Treasuries to decline. U.S. Treasuries are subject to interest rate risk, but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities.

Money Market Funds Risk. Money market funds are subject to management fees and other expenses, and the Fund's investments in money market funds will cause it to bear proportionately the costs incurred by the money market funds' operations while simultaneously paying its own management fees and expenses. An investment in a money market fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; it is possible to lose money by investing in a money market fund. To the extent that the Fund invests in money market funds, the Fund will be subject to the same risks that investors experience when investing in money market funds. These risks may include the impact of significant fluctuations in assets as a result of the cash sweep program or purchase and redemption activity in those funds.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to Sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Correlation Risk. Embedded in the value of the Fund’s ELNs are the value of the put option contracts. Prior to the expiration date of the put option contract, its value may vary because of related factors other than the value of the underlying reference assets of the option contracts. Factors that may influence the value of the option contracts include interest rate changes and implied volatility levels of underlying reference assets of the options, among others. Additionally, the Fund utilizes an optimization strategy to replicate the returns of the U.S Equity Index in the Equity Portfolio. The Fund may not be able to achieve a perfect degree of correlation to the U.S. Equity Index through implementing this strategy. Any amount of such non-correlation may adversely impact the Fund’s returns. Further, because the Fund implements a daily options strategy, to the extent any losses are incurred due through the Options Strategy, the Fund’s returns may deviate from that of SPX.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. If a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. In the event that trading in the underlying options contracts is limited or absent, the value of the Fund’s options contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the options contracts. The trading in options contracts may be less deep and liquid than the market for certain other securities. In a less liquid market for the options contracts, terminating the options contracts may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the options contracts, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the options contracts and the value of your investment.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value (“NAV”) and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of option contracts or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. The value of Shares may also decline as a result of market conditions. Factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of Shares. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s portfolio investments and could result in disruptions in the trading markets.

New Fund Risk. The Fund is new and currently has fewer assets than larger funds, and like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Additionally, because the Fund has fewer assets than larger funds over which to spread its fixed costs, its expense levels on a percentage basis will be higher than that of a larger fund.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV and the bid/ask spread on Shares may widen.

Security Issuer Risk. Issuer specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code, and accordingly the Fund must satisfy certain income, asset diversification and distribution requirements each year. Among other requirements, the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income and the Fund’s assets must be diversified so that at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, subject to certain other limitations. The Fund will also need to manage its exposure to derivatives counterparties for purposes of satisfying the diversification test. If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance. Additionally, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear and may have adverse tax consequences, including but not limited to the Fund losing its status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Valuation Risk. The value of the Fund’s ELNs, as well as to the extent the Fund invests directly in option contracts, subjects it to valuation risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its investments may become more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Milliman Financial Risk Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings – Principal, Senior Director, Head of Portfolio Management at Milliman

•	Rebekah Lipp – ETF Portfolio Manager

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in [______] 2025.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to provide current income while providing capital appreciation. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”). The Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities and derivative instruments that give economic exposure to equity securities through a put-write options strategy. The Fund has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in this policy.

U.S. Equity Index

The Fund invests in equity securities that comprise the U.S. Equity Index, which seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. As of [____], the U.S. Equity Index was comprised of securities with a market capitalization range of $[__] to $[__]. The U.S. Equity Index ranks U.S. companies by total market capitalization in descending order, with the security having the highest market capitalization assigned a rank of 1. Securities selected for inclusion in the U.S Equity Index are selected as follows:

•	The securities with the top 425 market capitalizations are included.

•	The next 75 components are selected by first selecting companies that are constituents of the Equity Portfolio Index prior to the Equity Portfolio Index reconstitution and ranked outside of the top 425 in market capitalization rankings at the time of the reconstitution. The securities within the market capitalization rank of 426-600 within this pool will be chosen until the total number of components selected equals 500.

•	If fewer than 500 components exist after the foregoing step, the highest-ranking securities that were not previously Equity Portfolio Index components are then added until 500 companies are included.

Options Strategy

The Fund implements the Options Strategy through exposure to the Daily Put Contracts, which it obtains either through investing: (i) in ELNs only; or (ii) in ELNs and directly selling Daily Put Contracts. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and that are designed to offer a return linked to the underlying instruments within the ELN. The ELNs in which the Fund will invest are expected to be sold by major global financial institutions. The ELNs are not traded on an exchange. However, the ELNs are redeemable with the issuer and are callable by the issuer upon 90 days notice to the Fund. The ELNs will have maturities of approximately one-year.

The ELNs provide exposure to standardized listed sold put option contracts and the Fund, if it utilizes option contracts directly, will similarly sell standardized listed put option contracts. In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option contract the right to buy or sell a particular asset at a specified future date at an agreed upon price. A put option contract gives the buyer of the put option contract the right (but not the obligation) to sell, and the seller of the put option contract (the “writer”) the obligation to buy, a specified amount of an underlying security at a pre-determined price (the “strike price”). If the price of the reference asset finishes above the strike price, the option contract expires worthless and the writer of the put option contract will experience a gain equal to the premium received for selling the option contract. If the price of the reference asset finishes below the strike price, the writer of the put option contract will experience losses equal to the difference between the price of the reference asset at exercise and the strike price, offset by the premium received for writing the option contract.

Selling a put option contract entitles the seller to a premium equal to the value of the option at the time of trade and subjects the writer to the risk of loss if the price of the reference asset decreases below the strike price. The Options Strategy uses out-of-the-money short put option contracts. Therefore, the ELNs and the Fund are subject to the risk of SPX losses, but generates recurring income by selling, on a daily basis, put option contracts.

SPX measures the performance of the large-capitalization sector of the U.S. equity market, which includes over approximately 85% of the market capitalization of all publicly traded U.S. equity securities. The securities in SPX are weighted based on the float-adjusted market value of their outstanding shares. SPX consists of a broad range of industries.

The ELNs in which the Fund will invest entitles the Fund to monthly payments that represent the premiums generated by the leveraged exposure to the Put-Write Index. To the extent the Fund sells put option contracts directly, it will receive such premiums on a daily basis. Therefore, the Options Strategy provides recurring cash flow to the Fund based on the premiums received from selling the put option contracts and are an important source of the Fund’s return. By using short put option contracts, the Fund (either through the ELNs or directly), is subject to the downside returns experienced by SPX, if such losses exceed the level of the strike price of the particular put option contract. While the Options Strategy seeks to reduce the risk of loss by utilizing approximately 5 delta put option contracts, the put option contracts subject the ELN and the Fund, to the risk of loss. Because the ELN implements leverage (approximately 3.75x) on the Put-Write Index, if the put options that comprise the ELN finish in-the-money, ELN losses will be greater than the losses of SPX and the ELN could lose the entirety of its value rapidly. The Fund may lose the entirety of its investment in the ELNs. To the extent the Fund sells put option contracts directly, such options will not be leveraged, and will be sold to increase the notional exposure of the Options Strategy to 100% of the Fund’s assets. The Fund will lose money on such put option contracts to the extent such option contracts finish in-the-money. In Implementing the Options Strategy, the Put-Write Index, currently the Goldman Sachs Enhanced Daily Put Writing Index, may be changed at any time by the Adviser.

Put-Write Index

The Goldman Sachs Enhanced Daily Put Writing Index and its data (collectively, the “Index”) are provided “AS IS” and “AS AVAILABLE” without warranty or liability of any kind, whether express or implied, and no copying or distribution is permitted.  The Index owner and its third party data providers make no representation or warranty, express or implied, regarding the advisability of investing in any products that utilize the Index, and do not sponsor, promote, issue, sell or otherwise recommend or endorse any product utilizing the Index. The Index owner and its third party data providers do not have any obligation to take the needs of the holders of any products utilizing the Index into consideration in determining, composing or calculating the Index. INDEX OWNER DOES NOT GUARANTEE THE ACCURACY, TIMELINESS, AND/OR COMPLETENESS OF THE INDEX OR OF THE METHODOLOGY UNDERLYING THE INDEX, THE CALCULATION OF THE INDEX OR ANY DATA SUPPLIED BY IT FOR USE IN CONNECTION WITH ANY PRODUCT THAT UTILIZES THE INDEX.  INDEX OWNER EXPRESSLY DISCLAIMS ALL LIABILITY FOR ANY SPECIAL, PUNITIVE, DIRECT, INDIRECT OR CONSEQUENTIAL DAMAGE EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Additional information regarding the Goldman Sachs Enhanced Daily Put Writing Index is available at [   ].

Fund Investments

Principal Investments

Equity Securities

The Fund invests in equity securities, specifically common stock, of select securities that comprise the U.S. Equity Index. Common stock represents an equity ownership interest in issuers. Holders of common stock are entitled to the income and increase in the value of the assets and business of the issuers after all debt obligations and obligations to preferred stockholders are satisfied. The prices of common stock fluctuate based on, among other things, events specific to their issuers and market, economic, and other conditions.

Equity-Linked Notes

ELNs are hybrid derivative-type instruments that are designed to combine the characteristics of one or more reference securities (e.g., a single stock, a stock index or a basket of stocks (“underlying securities”)) and a related equity derivative. ELNs are structured as notes that are issued by counterparties, including banks, broker-dealers or their affiliates, and are designed to offer a return linked to the underlying securities within the ELN. ELNs are available with an assortment of features, such as periodic coupon payments (e.g., monthly, quarterly or semiannually), varied participation rates (the rate at which a Fund participates in the appreciation of the underlying securities), limitations on the appreciation potential of the underlying securities by a maximum payment or call right, and different protection levels on a Fund’s principal investment. If the ELN is held to maturity, the issuer would pay to the purchaser the underlying instrument’s value at maturity.

Option Contracts

In general, an option contract is an agreement between a buyer and a seller that gives the purchaser of the option the right to purchase or sell the underlying asset (or deliver cash equal to the value of an underlying index) at a specified price (“strike price”) within a specified time period.

Options contracts on an index give one party the right to receive or deliver cash value of the particular index, and another party the obligation to receive or deliver the cash value of that index. Option contracts on an individual security such as an ETF give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. A put option contract allows the holder of the put option contract to sell a specific asset at a pre-determined price. A call option contract allows the holder of the call option contract to buy a specific asset at a pre-determined price. Many options are exchange-traded and are available to investors with set or defined contract terms (standardized options) and are settled through a clearing house and are guaranteed (though are still subject to risk, including counterparty risk). The Fund intends to use standardized listed options.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. The Fund’s option contracts are exchange-traded, and therefore will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by Innovator as the “Valuation Designee” pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board. The Fund will enter into option contracts in accordance with Rule 18f-4 under the 1940 Act, which requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

U.S. Treasuries

U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury that are backed by the full faith and credit of the United States Government. The Fund will invest in U.S. T-Bills, which are U.S. Treasuries with maturity dates ranging from four weeks to fifty-two weeks.

Money Market Funds

The Fund may invest in money market funds, which are investment companies that invest in short-term higher quality securities and are designed to provide high liquidity with a lower risk profile. The money market funds in which the Fund invests may either seek to maintain a stable $1 NAV (“stable NAV money market funds”) or that have a share price that fluctuates (“variable NAV market funds”). Although an underlying stable NAV money market fund seeks to maintain a stable $1 NAV, it is possible for the Fund to lose money by investing in such a money market fund. Because the share price of an underlying variable NAV market fund will fluctuate, when the Fund sells the shares it owns they may be worth more or less than what the Fund originally paid for them. In addition, neither type of money market fund is designed to offer capital appreciation. Certain underlying money market funds may impose a fee upon the sale of shares or may temporarily suspend the ability to sell shares if such fund’s liquidity falls below required minimums.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above. The significance of each risk factor below may change over time and you should review each risk factor carefully.

Equity Securities Risk. The Fund has exposure to the equity securities markets because it holds equity securities directly in the Equity Portfolio and indirectly through its exposure to SPX provided by the Options Strategy. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Fund has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole, including, but not limited to, changes in interest rates. Historically, the equity markets have moved in cycles so that the value of the Fund’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response. The value of Shares will fluctuate with changes in the value of the equity securities that the Fund holds as well as the constituents of SPX.

Equity-Linked Notes Risk. The Fund’s investments in ELNs entitles it to receive recurring monthly payments from the premiums generated by the ELN’s 3.75x leveraged exposure to the Put-Write Index. When the Fund invests in ELNs, it receives cash from the premiums generated by the Put-Write Index’s selling of put option contracts. However, this strategy limits the opportunity of the ELN to profit since the Put-Write Index does not participate in any gains experienced by the SPX and subjects the ELN, and therefore the Fund, to risk of loss. The ELNs in which the Fund invests will seek to replicate a Put-Write Index, which provides exposure to out-of-the-money daily put option contracts. If SPX were to fall in value and the option contracts became in-the-money, the ELN, and therefore the Fund, would lose value. Further, the ELNs in which the Fund invests, on a daily basis, will have investment exposure to put option contracts that have a value greater than the assets invested in the ELN. Such increased exposure may subject the Fund to losses incurred by the ELN, if any, that are greater than the losses of those experienced by SPX if the SPX declines more the strike price of the put option contracts. In this regard, the ELN (and therefore the Fund) may experience greater losses than SPX if the value of SPX decreases significantly on any day. In light of the leveraged exposure to the Put-Write Index provided by the ELN, SPX need not decline to zero in order for the Fund’s principal investment in such ELN to be lost. That notwithstanding, the Fund’s exposure to losses in its investments in the ELNs is limited to its principal investment in such ELNs because the Fund can only lose the principal it invests in such ELN (i.e., the Fund will not be obligated to invest more capital to cover any losses incurred by the ELN). The ELNs will not be given a credit rating, and the Fund will be reliant on the Adviser and Sub-Adviser to evaluate the creditworthiness of the underlying security.

Investing in ELNs may be more costly to the Fund than if the Fund had invested in the underlying instruments directly. Investments in ELNs often have risks similar to the underlying instruments, which include market risk. In addition, since ELNs are in note form, ELNs are subject to risks of debt securities, such as credit risk and counterparty risk (each of which is described further below). Should the prices of the underlying instruments move in an unexpected manner, the Fund may not achieve the anticipated benefits of an investment in an ELN, and may realize losses, which could be significant and could include the Fund’s entire principal investment.

The ELNs in which the Fund invests are privately negotiated over-the-counter instruments, and not traded on an exchange which subjects them to liquidity and valuation risk and may make ELNs difficult to sell and value. The ELNs may have limited or no secondary markets, which may cause liquidity issues if the Fund tries to sell such ELN. A lack of liquidity may also cause the value of the ELNs to decline. In addition, ELNs may exhibit price behavior that does not correlate with the underlying securities. If the Fund is unable to obtain a suitable counterparty, the Fund may not be able to achieve its investment objective.

The Fund’s ELN investments are subject to the risk that issuers and/or counterparties will fail to make payments when due or default completely, or may go bankrupt. The value of the Fund’s ELN investments may be adversely affected if the issuer fails to deliver on its obligation, is subject to an actual or perceived deterioration in their credit quality or files for bankruptcy. In the event an issuer files for bankruptcy, the debt holders of such issuer may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay. For additional information see “Counterparty Risk” and “Credit Risk”.

Unlike a direct investment in equity securities, ELNs typically involve a term or expiration date, potentially increasing the Fund’s turnover rate, transaction costs and tax liability.

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions and depends on the ability to effectively implement the option contracts in pursuit of the Fund’s investment objective. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest rates, including the implied volatility, which in turn are affected by fiscal and monetary policies and by national and international political and economic events. The effective use of option contracts also depends on the Fund’s ability to terminate its option contracts at times deemed desirable to do so. There is no assurance that the Fund will be able to effect closing transactions at any particular time or at an advantageous price. In addition, the value of the options contracts utilized by the Fund may not increase or decrease at the same rate as the reference asset on a day-to-day basis (although they generally move in the same direction). However, as an option contract approaches its expiration date, its value typically increasingly moves with the value of the reference asset. The Fund has adopted and implements a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, has appointed a derivatives risk manager who is responsible for administrating the derivatives risk management program, complies with outer limitations on risks relating to its derivatives transactions and carries out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. To the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to implement its principal investment strategies.

Put-Write Risk. Put option contracts may be subject to volatile swings in price influenced by the underlying reference asset. Although the Fund receives premiums on the put option contracts utilized by the Options Strategy, the losses experienced by the Fund if the level of SPX falls below the strike price may be greater than the gains to the Fund from the receipt of the option premiums and may be more than the losses of SPX. With respect to the Fund’s assets invested in the ELNs, the Fund can potentially lose its entire investment in the ELN if the value of SPX drops significantly below the strike price prior to the expiration date of the option contract utilized by the Put-Write Index. Additionally, market conditions may negatively impact the amount of premiums received from selling put-write option contracts or impact the strike price of the option contracts, subjecting the Fund to more risk of loss.

Suitability Risk. The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors. The Fund may only be suitable for knowledgeable investors who understand how the Fund operates. The Fund is not intended to be used and is not appropriate for investors who do not actively monitor and manage their portfolios.

Income Risk. The Fund’s income received, and therefore distributed, may vary and decline due to market conditions, among other factors. The Fund receives income from any dividends received through its investments in components of the U.S. Equity Index income received from the Options Strategy as well as the U.S. T-Bills and money market funds. If the income received from these investments decreases, the Fund will distribute less income.

Large Capitalization Companies Risk. The Fund, directly through the Equity Portfolio and indirectly through exposure to SPX, has significant exposure to large capitalization companies. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Upside Participation Risk. The Fund’s exposure to SPX that is provided by the Options Strategy has no upside participation. Therefore, the gains experienced by the Fund will be limited to gains of the Equity Portfolio, plus any income generated through dividends and premiums. Further, because the Fund only invests a portion of its assets in the U.S. Equity Index directly, its upside participation in the returns of the U.S. Equity Index is limited. Because the Fund uses an optimized investment strategy in the implementation of the Equity Portfolio, the Fund will weight securities differently than the U.S. Equity Index, which may cause the Fund to underperform or overperform the U.S. Equity Index based on those different weightings.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the U.S. Equity Index and/or similarly situated funds. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy, including, but not limited to, the weights of the equity securities in the Equity Portfolio and the Fund’s exposure to the Options Strategy. Further, the ELNs utilized by the Fund provide leveraged exposure to the Put-Write Index. To the extent the ELNs sustain any losses, those losses may exceed those of SPX and will be realized on a daily basis with no opportunity to recapture such losses through the ELN or option contracts held by the Fund. Such factors may also cause the Fund to underperform the U.S. Equity Index and/or similarly situated funds.

Counterparty Risk. The Fund is subject to counterparty risk directly through its investment in ELNs and/or usage of options contracts directly. Counterparty risk is the risk an issuer, guarantor or counterparty of a security is unable or unwilling to meet its obligation on the security. In the event that the counterparty becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. If the Fund is unable to obtain a suitable counterparty or if no counterparties are available to the Fund, the Fund may not be able to achieve its objective.

Credit Risk. Credit risk is the risk that issuer or other obligated party (associated with the Fund’s investments in ELNs or directly written put option contracts) may be unable or unwilling to make dividend, interest and/or principal payments when due. In addition, the value of such investments may decline because of concerns about the issuer’s ability or unwillingness to make such payments.

Restricted Securities Risk. The ELNs in which the Fund invests may be considered “restricted securities.” Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale. Restricted securities include private placement securities that have not been registered under the applicable securities laws, such as Rule 144A securities, and are generally subject to strict restrictions on resale. Restricted securities may be illiquid as they generally are not listed on an exchange and may have no active trading market. That notwithstanding, the ELNs in which the Fund will invest are redeemable by the Fund (meaning the Fund may liquidate its position directly with the ELN before the stated maturity date) and callable by the issuer (meaning that the ELN may repurchase the ELN from Fund before the stated maturity date).

U.S. Treasury Bills Risk. The Fund invests in U.S. Treasuries, which are government debt instruments issued by the U.S. Department of Treasury and are backed by the full faith and credit of the United States government. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasuries trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasuries may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of U.S. Treasuries to decline. U.S. Treasuries are subject to interest rate risk, but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities.

Money Market Funds Risk. Money market funds are subject to management fees and other expenses, and the Fund's investments in money market funds will cause it to bear proportionately the costs incurred by the money market funds' operations while simultaneously paying its own management fees and expenses. An investment in a money market fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; it is possible to lose money by investing in a money market fund. To the extent that the Fund invests in money market funds, the Fund will be subject to the same risks that investors experience when investing in money market funds. These risks may include the impact of significant fluctuations in assets as a result of the cash sweep program or purchase and redemption activity in those funds.

Money market funds are open-end registered investment companies that historically have traded at a stable $1.00 per share price. However, money market funds that do not meet the definition of a “retail money market fund” or “government money market fund” under the 1940 Act are required to transact at a floating NAV per share (i.e., in a manner similar to how all other non-money market mutual funds transact), instead of at a $1.00 stable share price. Money market funds may also impose liquidity fees in certain circumstances, including times of market stress or heavy redemptions. If the Fund invested in a money market fund with a floating NAV, the impact on the trading and value of the money market instrument may negatively affect the Fund’s.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with orders for the issuance or redemption of Creation Units and no other authorized participant is able to step forward to fulfill the order, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting, and the bid/ask spread (the difference between the price that someone is willing to pay for Shares at a specific point in time versus the price at which someone is willing to Sell) on Shares may widen.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Correlation Risk. Embedded in the value of the Fund’s ELNs are the value of the put option contracts. Prior to the expiration date of the put option contract, its value may vary because of related factors other than the value of the underlying reference assets of the option contracts. Factors that may influence the value of the option contracts include interest rate changes and implied volatility levels of underlying reference assets of the options, among others. Additionally, the Fund utilizes an optimization strategy to replicate the returns of the U.S Equity Index in the Equity Portfolio. The Fund may not be able to achieve a perfect degree of correlation to the U.S. Equity Index through implementing this strategy. Any amount of such non-correlation may adversely impact the Fund’s returns. Further, because the Fund implements a daily options strategy, to the extent any losses are incurred due through the Options Strategy, the Fund’s returns may deviate from that of SPX. The Fund will not participate in any gains of SPX through the Options Strategy, so the Options Strategy will be unable to help recoup any losses incurred by the Options Strategy.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Liquidity Risk. The Fund’s investments are subject to liquidity risk, which exists when an investment is or becomes difficult or impossible to purchase or sell at an advantageous time and price. Liquidity risk may be the result of, among other things, market turmoil, the reduced number and capacity of traditional market participants, or the lack of an active trading market. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, new legislation or regulatory changes inside or outside the U.S. Liquid investments may become less liquid after being purchased by the Fund, particularly during periods of market stress. In addition, if a transaction is particularly large or if the relevant market is or becomes illiquid, it may not be possible to initiate a transaction or liquidate a position, which may cause the Fund to suffer significant losses and difficulties in meeting redemptions. If a number of securities held by the Fund stop trading, it may have a cascading effect and cause the Fund to halt trading. Volatility in market prices will increase the risk of the Fund being subject to a trading halt. In the event that trading in the underlying options contracts is limited or absent, the value of the Fund’s options contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the options contracts. The trading in options contracts may be less deep and liquid than the market for certain other securities. In a less liquid market for the options contracts, terminating the options contracts may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the options contracts, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the options contracts and the value of your investment.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective. The Sub-Adviser’s evaluations and assumptions regarding investments, interest rates, inflation, and other factors may not successfully achieve the Fund’s investment objective given actual market conditions.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value (“NAV”) and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The securities in the Fund are subject to market fluctuations, and the Fund could lose money due to short-term market movements and over longer periods during market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Values of securities may change due to factors such as inflation, changes in interest rates, changes in regulatory requirements, bank failures, political climate deterioration or developments, armed conflicts, natural disasters or future health crises, may negatively impact market conditions, and cause a decrease in the value of securities. Other unexpected political, regulatory and diplomatic events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy. These events, and any other future events, may adversely affect the prices and liquidity of the Fund’s investments and could result in disruptions in the trading markets. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors or other economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could result in disruptions to trading markets and could also adversely affect the prices and liquidity of a Fund’s holdings. Any of such circumstances could result in increased market volatility and/or have a materially negative impact on the value of Shares or the liquidity of an investment. During any such events, Shares may trade at greater premiums or discounts to their NAV and the bid/ask spread on Shares may widen. The future potential economic impact of any such future events is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

New Fund Risk. The Fund is new and currently has fewer assets than larger funds, and like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Additionally, because the Fund has fewer assets than larger funds over which to spread its fixed costs, its expense levels on a percentage basis will be higher than that of a larger fund.

Non-Diversification Risk. The Fund is classified as a “non-diversified company” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and the Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Premium/Discount Risk. Shares trade on the Exchange at market prices rather than their NAV. The Fund’s NAV represents the value of the Fund’s investments and is calculated by taking the sum of the Fund’s assets less the Fund’s liabilities, if any. The NAV per Share is the value of a Share’s portion of all of the Fund’s net assets. The market price of Shares generally corresponds to movements in the Fund’s NAV as well as the relative supply and demand for Shares on the Exchange. The market price may be at, above (a premium) or below (a discount) the Fund’s NAV. Differences in market prices of Shares and the NAV per Share may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate, and in some cases deviate significantly, from the Fund’s NAV. Additionally, decisions by market makers and/or authorized participants or reduced effectiveness of the arbitrage process in maintaining the relationship of the Fund’s NAV to the market price of its Shares could result in the Shares trading at a premium, or discount to NAV and the bid/ask spread on Shares may widen.

Security Issuer Risk. Issuer specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code, and accordingly the Fund must satisfy certain income, asset diversification and distribution requirements each year. Among other requirements, the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income and the Fund’s assets must be diversified so that at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, subject to certain other limitations. The Fund will also need to manage its exposure to derivatives counterparties for purposes of satisfying the diversification test. If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance. Additionally, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear and may have adverse tax consequences, including but not limited to the Fund losing its status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Trading Issues Risk. Although Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Valuation Risk. The value of the Fund’s ELNs, as well as to the extent the Fund invests directly in option contracts, subjects it to valuation risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value its investments may become more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value. Independent market quotations for certain investments held by the Fund may not be readily available, and such investments may be fair valued or valued by a pricing service at an evaluated price. These valuations involve subjectivity and different market participants may assign different prices to the same investment. As a result, there is a risk that the Fund may not be able to sell an investment at the price assigned to the investment by the Fund.

Management of the Fund

The Fund is a series of Innovator ETFs® Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 200 W. Front Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs. Innovator serves as investment adviser to [ ] exchange-traded funds, each of which is a separate series of the Trust, a registered management investment company.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Rebekah Lipp serve as the Fund’s portfolio managers. The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

•	Robert T. Cummings — Principal, Senior Director and Head of Portfolio Management at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

•	Rebekah Lipp — ETF Portfolio Manager. [bio to be provided]

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.__% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub-advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Form N-CSRS for the fiscal period ended April 30, 2025.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to any sub-adviser or the sub-advisory agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to any sub-adviser or a sub-advisory agreement within 90 days of the change.

Additional Information Relating to the Declaration of Trust

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration of Trust. Subject to the provisions of the Declaration of Trust, the Board may, subject to the requisite vote, engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust. The Board may, in the exercise of their or its good faith business judgment, dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by a shareholder in its own name or in the name of the Trust. The Declaration of Trust further provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Board to bring the subject action unless an effort to cause the Board to bring such action is excused. A demand on the Board shall only be excused if a majority of the Board a material personal financial interest in the subject action.

There may be questions regarding the enforceability of these provisions based on certain interpretations of the Securities Act of 1933 Act, as amended, the Securities Exchange Act of 1934, as amended and the 1940 Act. However, the Declaration of Trust provides if any provision shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to that provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of the Declaration of Trust. The provisions of the Declaration of Trust are not intended to restrict any shareholder rights under the federal securities laws and do not mandate the adjudication of federal securities laws claims through arbitration.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

Authorized participants may acquire Shares directly from the Fund, and authorized participants may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

The Fund does not impose restrictions on the frequency of purchases and redemptions (“market timing”), and has adopted no policies and procedures with respect to market timing activities. In making this determination, the Board considered the risks associated with market timing activities by the Fund’s shareholders, including, dilution, disruption of portfolio management, increases in the Fund’s trading costs and the potential for the realization of capital gains.

Shares may be purchased and redeemed directly from the Fund only when aggregated into one or more Creation Units by authorized participants that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares detailed above. To the extent the Fund may effect the issuance or redemption of Creation Units in exchange wholly or partially for cash, such trades could result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by authorized participants increases. However, direct trading by authorized participants is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from authorized participants that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund, however the Fund expects to make such dividend payments on a quarterly basis. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax advisor about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distribution tests. The Fund intends to treat any income that it may derive from its option contracts as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the option contracts as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of option contracts is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of the net assets of the Fund, which is calculated by taking the market price of the Fund’s total assets, including any interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of Shares outstanding. The result, rounded to the nearest cent is the NAV per Share.

Section 2(a)(41) of the 1940 Act provides that when a market quotation is readily available for a fund’s portfolio investments, such investment must be valued at the market value. Rule 2a-5 under the 1940 Act defines a readily available market quotation as “a quoted price (unadjusted) in active markets for identical investments that the fund can access at a measurement date, provided that a quotation will not be readily available if it is not reliable.” If a market quotation is not “readily available” the portfolio investment must be fair valued as determined in good faith by a fund’s board of trustees. Rule 2a-5 allows a fund’s board of trustees to designate the fund’s investment adviser as the “valuation designee” to perform fair value determinations subject to certain conditions. In accordance with Rule 2a-5, the Board has appointed Innovator as the “Valuation Designee” for the Fund’s portfolio investments. Investments will be fair valued as determined in good faith in accordance with the policies and procedures established by Innovator as the Valuation Designee pursuant to Rule 2a-5 and approved by, and subject to the oversight of, the Board of Trustees. As a general principle, “fair value” represents a good faith approximation of the value of a portfolio investment and is the amount the Fund might reasonably expect to receive from the current sale of that investment in an arm’s-length transaction. The use of fair value prices may result in prices used by the Fund that may differ from current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. While the Valuation Procedures (defined below) are intended to result in the Fund’s NAV calculation that fairly reflects the values as of the time of pricing, the fair value determined for a portfolio instrument may be materially different from the value that could be realized upon the sale of that instrument.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded option contracts (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued. Any fair value determination will be made in accordance with the policies and procedures established by Innovator as Valuation Designee in accordance with Rule 2a-5.

Valuations of the ELNs are priced generally at an evaluated price provided by a counterparty and independently valued by an approved independent third party.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. The SEC adopted Rule 12d1-4 under the 1940 Act, which outlines the requirements under which an investment company may invest in securities of another investment company beyond the limits prescribed in Section 12(d)(1) of the 1940 Act. Any investment by another investment company in the Fund, or by the Fund in another investment company, must comply with Rule 12d1-4 in order to exceed the limits contained in Section 12(d)(1).

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information is therefore not available.

Innovator Equity Premium Income – Daily PutWrite ETF

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi-annual reports to shareholders and in Form N-CSR. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. In Form N-CSR, you will find the Fund’s annual and semi-annual financial statements. The Fund’s most recent SAI, annual or semi-annual reports and certain other information, such as Fund financial statements, are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on-line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 200 W. Front Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333-146827 811-22135